UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 5, 2019

Taylor Morrison Home Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-35873	83-2026677
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4900 N. Scottsdale Road, Suite 2000

Scottsdale, AZ, 85251

(Address of principal executive offices) (Zip Code)

(480)840-8100

(Registrant’s Telephone Number, Including Area Code)

NOT APPLICABLE

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.00001 per share	TMHC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events

In connection with Taylor Morrison Home Corporation’s (the “Company”) proposed acquisition of William Lyon Homes (the “Acquisition”), the Company is providing the following financial information to investors: (i) the unaudited financial statements of AV Homes Inc. as of and for the nine months ended September 30, 2018 attached hereto as Exhibit 99.1, and (ii) pro forma financial information of the Company, giving effect to the Acquisition of William Lyon Homes, for the year ended December 31, 2018 and as of and for the nine months ended September 30, 2019 attached hereto as Exhibit 99.2.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description of Exhibit

99.1	Unaudited Condensed Consolidated Balance Sheets as of September 30, 2018, Unaudited Consolidated Statements of Operations for the three and nine months ended September 30, 2018 and Consolidated Statements of Cash Flows for the three and nine months ended September 30, 2018, and the related notes thereto, of AV Homes Inc.

99.2	Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2019 and the unaudited Pro Forma Condensed Combined Statement of Operations for the three and the nine months ended September 30, 2019 and for the year ended December 31, 2018, and the related notes thereto, of Taylor Morrison Home Corporation.

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

Forward-Looking Statements

Some of the statements in this report are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), or William Lyon Homes, a Delaware corporation (“William Lyon Homes”), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on

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such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of Taylor Morrison and William Lyon Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and William Lyon Homes, and the amount of time it may take to realize those benefits, if at all; the risks associated with Taylor Morrison’s and William Lyon Homes’ ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of Taylor Morrison, William Lyon Homes, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for Taylor Morrison’s and William Lyon Homes’ homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of Taylor Morrison or William Lyon Homes from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in Taylor Morrison’s and William Lyon Homes’ respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, in William Lyon Homes’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor William Lyon Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it

This report is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with

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the proposed merger between Taylor Morrison and William Lyon Homes, Taylor Morrison will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Taylor Morrison and William Lyon Homes that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). Taylor Morrison and William Lyon Homes plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF TAYLOR MORRISON AND WILLIAM LYON HOMES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, WILLIAM LYON HOMES, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Taylor Morrison and William Lyon Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes’ website at www.lyonhomes.com or by contacting William Lyon Homes’ Investor Relations at WLH@finprofiles.com or by calling (310) 622-8223.

Participants in the Merger Solicitation

Taylor Morrison, William Lyon Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Taylor Morrison and William Lyon Homes in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019, and information regarding William Lyon Homes’ directors and executive officers is also included in William Lyon Homes’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019. These documents are available free of charge as described above.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 5, 2019

Taylor Morrison Home Corporation

By:	/s/ Darrell C. Sherman
Name:	Darrell C. Sherman
Title:	Executive Vice President, Chief Legal Officer and Secretary

Exhibit 99.1

AV HOMES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AND FOOTNOTES

SEPTEMBER 30, 2018

INDEX

Condensed Consolidated Balance Sheets as of September 30, 2018 (unaudited) and December 31, 2017	1

Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2018 and 2017 (unaudited)	2

Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2018 and 2017 (unaudited)	3

Notes to Condensed Consolidated Financial Statements (unaudited)	4

AV HOMES, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except per share amount)

	September 30,	December 31,
	2018	2017
Assets	(unaudited)
Cash and cash equivalents	$104,562	$240,990
Restricted cash	1,122	1,165
Receivables	5,682	13,702
Land and other inventories	754,593	603,851
Property and equipment, net	40,272	32,664
Prepaid expenses and other assets	18,619	17,117
Deferred tax assets, net	69,595	70,365
Goodwill	39,023	30,290

Total assets	$1,033,468	$1,010,144

Liabilities and Stockholders’ Equity

Liabilities
Accounts payable	$40,789	$35,810
Accrued and other liabilities	40,064	29,193
Customer deposits	14,129	9,507
Estimated development liability	31,178	31,556
Senior debt, net	473,575	472,108

Total liabilities	599,735	578,174

Stockholders’ Equity
Common stock, par value $1 per share	22,471	22,475
Additional paid-in capital	407,179	404,859
Retained earnings	7,102	7,655

	436,752	434,989
Treasury stock	(3,019)	(3,019)

Total stockholders’ equity	433,733	431,970

Total liabilities and stockholders’ equity	$1,033,468	$1,010,144

See notes to condensed consolidated financial statements (unaudited).

AV HOMES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Revenues
Homebuilding	$192,851	201,724	536,652	547,268
Amenity and other	4,102	3,875	13,209	12,637
Land sales	224	140	2,884	2,576

Total revenues	197,177	205,739	552,745	562,481

Expenses
Homebuilding cost of revenue	159,816	168,555	444,848	454,020
Amenity and other	4,004	3,167	13,354	11,063
Land sales	224	124	662	1,286

Total real estate costs	164,044	171,846	458,864	466,369
Selling, general and administrative expenses	29,959	27,085	84,192	76,470
Interest income and other expense/income, net	(557)	(407)	(1,407)	(665)
Interest expense	2,628	2,625	9,031	7,147
Loss on extinguishment of debt	—	6,939	—	9,872

Total expenses	196,074	208,088	550,680	559,193

Income (loss) before income taxes	1,103	(2,349)	2,065	3,288
Income tax expense (benefit)	989	(872)	1,295	1,679

Net income (loss)	$114	(1,477)	770	1,609

Basic earnings (loss) per share	$0.01	(0.07)	0.03	0.07

Basic weighted average shares outstanding	22,605	22,504	22,587	22,487

Diluted earnings (loss) per share	$—	(0.07)	0.03	0.07

Diluted weighted average shares outstanding	23,069	22,504	22,998	22,674

See notes to consolidated financial statements (unaudited).

AV HOMES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Nine Months Ended September 30,
	2018	2017
Operating Activities
Net income	$770	$1,609
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	6,700	5,331
Amortization of share-based compensation	2,346	2,534
Change in value of contingent consideration	(2,418)	(647)
Impairment charges	1,609	535
Loss on extinguishment of debt	—	9,872
Deferred income taxes, net	770	1,523
Other adjustments	(19)	368
Changes in operating assets and liabilities:
Receivables	8,020	2,970
Land and other inventories	(124,021)	(56,675)
Prepaid expenses and other assets	(1,357)	(1,327)
Accounts payable, estimated development liability, and accrued and other liabilities	14,639	(9,066)
Customer deposits	4,553	4,915

Net cash used in operating activities	(88,408)	(38,058)

Investing Activities
Investment in property and equipment	(5,593)	(1,647)
Business acquisitions	(42,423)	(41,150)
Other investing activities	—	(12)

Net cash used in investing activities	(48,016)	(42,809)

Financing Activities
Proceeds from issuance of debt	—	400,000
Gross proceeds from senior secured credit facility	—	30,000
Payments of senior secured credit facility	—	(30,000)
Debt issuance costs	—	(8,146)
Principal payments of senior debt	—	(200,000)
Premium paid on redemption of debt	—	(6,718)
Contingent consideration and other financing activities	(47)	(2,778)

Net cash provided by (used in) financing activities	(47)	182,358

Increase (decrease) in cash, cash equivalents and restricted cash	(136,471)	101,491
Cash, cash equivalents and restricted cash at beginning of period	242,155	69,023

Cash, cash equivalents and restricted cash at end of period	$105,684	$170,514

Supplemental cash flow information:
Interest paid, net of capitalized interest	$1,514	$4,600
Income taxes paid	$190	$580
Supplemental non-cash investing activity:
Accrual of contingent consideration as of the acquisition date	$2,418	$1,818

See notes to consolidated financial statements (unaudited).

AV HOMES, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited)

September 30, 2018

Note 1 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Condensed Consolidated Financial Statements include the accounts of AV Homes, Inc. and all subsidiaries, partnerships and other entities in which AV Homes, Inc. (“AV Homes,” “we,” “us,” “our,” or “the Company”) has a controlling interest. The unaudited Condensed Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The information included in these financial statements should be read in conjunction with the Consolidated Financial Statements and accompanying notes included in the 2017 AV Homes, Inc. Annual Report on Form 10-K (the “Annual Report”). These statements reflect all normal and recurring adjustments that, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of AV Homes as of September 30, 2018 and for all periods presented. These statements should be read in conjunction with our consolidated financial statements and notes thereto included in AV Homes’ Annual Report on Form 10-K for the year ended December 31, 2017. All significant intercompany accounts and transactions have been eliminated in consolidation. For comparative purposes, certain prior year amounts have been reclassified to conform to the current year presentation. We have no components of comprehensive income; therefore, net income and comprehensive income are the same for the three and nine months ended September 30, 2018 and 2017.

Definitive Merger Agreement with Taylor Morrison Home Corporation

On June 7, 2018 we entered into an Agreement and Plan of Merger with Taylor Morrison Home Corporation, a Delaware Corporation (“Taylor Morrison”) and on October 2, 2018, we were acquired by Taylor Morrison (the “Acquisition”). At the closing of the merger, Taylor Morrison paid approximately $280.4 million in cash and issued 8.95 million shares of their Class A common stock to stockholders of AV Homes as merger consideration. In addition, Taylor Morrison assumed $80 million aggregate principal amount of our 6.00% senior convertible notes due 2020, all of which had been converted as of October 25, 2018 for approximately $95.8 million in cash, resulting in total purchase consideration for the Acquisition of $534.9 million. In connection with the Acquisition, one of Taylor Morrison’s subsidiaries also assumed $400 million aggregate principal amount of our 6.625% senior notes due 2022.

Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents and Restricted Cash

We consider all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. As of September 30, 2018, our cash and cash equivalents were invested primarily in money market accounts. Due to the short maturity period of the cash equivalents, the carrying amounts of these instruments approximate their fair values.

Our cash items that are restricted as to withdrawal or usage include deposits of $1.1 million and $1.2 million as of September 30, 2018 and December 31, 2017, respectively. Our restricted cash is comprised mainly of customer deposits held in a third-party escrow account and cash held to guarantee our performance to construct improvements in certain communities.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows as of September 30, 2018 and 2017 (in thousands):

	September 30,	September 30,
	2018	2017
Cash and cash equivalents	$104,562	$169,332
Restricted cash	1,122	1,182

Total cash, cash equivalents and restricted cash	$105,684	$170,514

Receivables

Receivables primarily consist of amounts in transit or due from title companies for home closings and for rebates.

Land and Other Inventories and Homebuilding Cost of Revenue

Land and other inventories include expenditures for land acquisition, land development, home construction, construction costs for amenities, and direct and allocated indirect costs, including interest cost capitalized until development and construction are substantially completed. These costs are assigned to components of land and other inventories based on specific identification, relative sales value, or area allocation methods.

Land and other inventories are stated at cost unless the asset is determined to be impaired, in which case the asset is adjusted to its fair value, in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment (“ASC 360”).

Homebuilding cost of revenue is comprised of direct and allocated costs, including estimated future costs for the limited warranty we provide on our homes. Land acquisition, land development and other common costs are generally allocated on a relative sales value or area allocation basis to the homes or lots within the applicable community or land parcel. Land acquisition and land development costs include related interest and real estate taxes during the period of time under development.

We evaluate our land and other inventories for impairment on a quarterly basis in accordance with ASC 360 to reflect market conditions, including a consideration of supply of new and resale homes for sale in the respective market, level of foreclosure activity and competition. For assets held and used, if indicators are present, we perform an impairment test by comparing the estimated future undiscounted cash flows to be generated by the asset to its carrying value. If such cash flows are less than the asset’s carrying value, the carrying value is written down to its estimated fair value. Generally, fair value is determined by discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the asset and related estimated cash flow streams. The discount rate used in the determination of fair value would vary, depending on the state of development. Assumptions and estimates used in the determination of the estimated future cash flows are based on several factors, including expectations of future operations and economic conditions. Changes to these assumptions could significantly affect the estimates of future cash flows, which could affect the potential for future impairments. Due to the uncertainties of the estimation process, actual results could differ significantly from such estimates.

During the three and nine months ended September 30, 2018, our impairment assessments resulted in $0.4 million and $1.6 million of impairment charges, respectively, and are included in homebuilding cost of revenue in the consolidated statements of operations. During the three and nine months ended September 30, 2017, our impairment assessments resulted in $0.3 million and $0.5 million, respectively.

Property and Equipment, net

Property and equipment, net are stated at cost less accumulated depreciation, and depreciation is computed by the straight-line method over the following estimated useful lives of the assets: land improvements 5 to 15 years; buildings and improvements 3 to 40 years; and machinery, equipment and fixtures 3 to 10 years. Maintenance and operating expenses of equipment utilized in the development of land are capitalized to land inventory. All other repairs and maintenance are expensed as incurred.

Property and equipment includes amenity assets such as club facilities on properties we own. The cost of amenity assets includes expenditures for land acquisition, construction, land development and direct and allocated costs. Property and equipment owned and constructed by us also includes interest cost incurred during development and construction.

Each reporting period, we review our property and equipment for indicators of impairment in accordance with ASC 360. For our amenities, which are located within our housing communities, indicators of impairment are similar to those of our housing communities (described above), as these factors may impact our ability to generate revenues at our amenities or cause construction costs to increase. In addition, we factor in the collectability and potential delinquency of the fees due for our amenity memberships. During the three and nine months ended September 30, 2018 and 2017, we did not identify indicators of impairment for our property and equipment.

Goodwill

Goodwill arises from business combinations and represents the excess of the consideration transferred for an acquired entity over the net fair value amounts that were assigned to the identifiable assets acquired and the liabilities assumed. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. There were no indicators of impairment during the three and nine months ended September 30, 2018 and 2017.

Revenue Recognition

We recognize homebuilding, amenity and land sales revenues in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), which requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services.

Our homebuilding contracts require us to construct and deliver homes to our customers. The transaction price is stated in the final sales contract that is signed by the customer. Homebuilding revenue is recognized at closing when payment is due and when title to and possession of the property are transferred to the homebuyer.

We own and operate certain amenities pursuant to recorded mandatory club plans, which require us to provide members with access to amenity facilities in exchange for the payment of club dues. We collect club dues and other fees from our members, which are billed on a monthly basis. Our performance obligation is to make available the club amenities on an ongoing basis. Accordingly, we recognize revenue over the period for which dues have been paid. Revenue from our golf club operations is also included in amenity revenue and is recognized as the service is provided.

Our contracts for sales of land involve the selling of real property. The transaction price is stated in the final sales contract that is signed by the customer. Land sales revenue is recognized at closing when payment is due and when title to and possession of the real property are transferred to the buyer.

We report our revenue from contracts with customers by type of good or service and by geographical regions, as we believe this achieves the disclosure objective to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. See the accompanying consolidated statements of operations and segment operating statements in Note 7, Segment Information, for our disaggregated revenue disclosures.

We have contract assets that consist of cash from home closings held in escrow for our benefit, typically for less than five days, which are considered deposits in-transit and classified as cash. Contract liabilities include earnest money deposits collected from home or land buyers pursuant to our written sales contracts. These deposits remain classified as liabilities and are recognized as revenue at the time of closing when full payment is received. If a contract is cancelled by a customer and the related deposit is non-refundable, the deposit is recognized as homebuilding or land sales revenue. See the accompanying consolidated balance sheets for our customer deposits balances as of September 30, 2018 and December 31, 2017. During the three and nine months ended September 30, 2018, we recognized $0.8 million and $9.5 million, respectively, of homebuilding revenue that was included in our customer deposit liability balance as of December 31, 2017. See Warranty Costs within this Note 1, Summary of Significant Accounting Policies, for information on warranties and related obligations.

A number of practical expedients are available in the application of the recognition and measurement principles with ASC 606. We have elected to apply the portfolio approach to our homebuilding and amenity contracts rather than evaluating individual contracts since the characteristics of each type of contract are similar. In addition, since our homebuilding and land sale contracts are typically completed in less than a year, we have not disclosed the transaction price for the remaining performance obligations as of the end of each reporting period or when we expect to recognize this revenue. For amenity contracts, we have elected to use the invoice practical expedient since we determined that we have a right to invoice an amount that corresponds directly with the value to the customer of our performance completed to date.

Sales Incentives

When sales incentives involve a discount on the selling price of the home, we record the discount as a reduction of revenue at the time of home closing. If the sales incentive requires us to provide a free product or service to the customer, the cost of the free product or service is recorded as homebuilding cost of revenue at the time of home closing. This includes the cost related to optional upgrades and seller-paid financing costs, closing costs, homeowners’ association fees, or merchandise.

Advertising Costs

Advertising costs are expensed as incurred. During the three and nine months ended September 30, 2018, advertising costs were $0.9 million and $2.9 million, respectively. During the three and nine months ended September 30, 2017, advertising costs were $1.1 million and $3.0 million, respectively. Advertising costs, sales commissions and closing costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Warranty Costs

Warranty reserves for homes are established to cover estimated costs for materials and labor with regard to warranty-type claims to be incurred subsequent to the closing of a home. Reserves are determined based on historical data and other relevant factors. We have, and require our subcontractors to have, general liability, property, workers’ compensation, and other business insurance. These insurance policies protect us against a portion of our risk of loss from claims, subject to certain self-insured per occurrence and aggregate retentions, deductibles, and available policy limits. We may have recourse against subcontractors for certain claims relating to workmanship and materials. Warranty reserves are included in accrued and other liabilities in the accompanying consolidated balance sheets.

During the three and nine months ended September 30, 2018 and 2017, changes in the warranty reserve consisted of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Accrued warranty reserve, beginning of period	$4,706	$3,864	$4,916	$4,033
Reserve provided	1,595	687	3,955	2,496
Payments	(1,347)	(997)	(3,917)	(2,975)

Accrued warranty reserve, end of period	$4,954	$3,554	$4,954	$3,554

Income Taxes

Our effective tax rate for the three and nine months ended September 30, 2018 was 89.7% and 62.7%, respectively. Our effective tax rate for the three and nine months ended September 30, 2017 was 37.1% and 51.1%, respectively. Our effective tax rate is impacted by a number of factors, the most significant of which is the enactment of the Tax Cuts and Jobs Act (“TCJA”) on December 22, 2017. In accordance with Staff Accounting Bulletin No. 118 (“SAB 118”), we remeasured the deferred tax assets as of December 31, 2017, based on the corporate income tax rate change from 35% to 21%. For the three and nine months ended September 30, 2018, we did not record any adjustments to these estimates. Our final accounting for the TCJA under SAB 118 was completed in the third quarter of 2018 when the 2017 income tax returns were prepared.

We evaluate our deferred tax assets each period to determine if a valuation allowance is required based on whether it is “more likely than not” that some portion of the deferred tax assets would not be realized. The ultimate realization of these deferred tax assets is dependent upon the generation of sufficient taxable income during future periods. We conduct our evaluation by considering all available positive and negative evidence. This evaluation considers, among other factors, historical operating results, forecasts of future profitability, the duration of statutory carryforward periods, and the outlooks for the U.S. housing industry and broader economy. As of September 30, 2018, we do not have a valuation allowance related to our deferred tax assets.

The accounting for deferred taxes is based upon estimates of future results. Differences between estimated and actual results could result in changes in the valuation of our deferred tax assets that could have a material impact on our consolidated results of operations or financial position. Changes in existing tax laws could also affect actual tax results and the realization of deferred tax assets over time.

Unrecognized tax benefits represent the difference between tax positions taken or expected to be taken in a tax return and the benefits recognized for financial statement purposes. As of September 30, 2018, we had no unrecognized tax benefits.

Any interest or penalties assessed have been immaterial to our financial results. In the event we are assessed any interest or penalties in the future, we plan to include them in our consolidated statements of operations as income tax expense.

Share-Based Compensation

The Amended and Restated 1997 Incentive and Capital Accumulation Plan (2011 Restatement), as amended (“Incentive Plan”), and the 2015 Incentive Compensation Plan (the “2015 Plan”) provide for the grant of stock options, stock appreciation rights, stock awards, performance awards, and stock units to officers, employees and directors of AV Homes. The exercise prices of stock options granted under the Incentive Plan and the 2015 Plan may not be less than the stock exchange closing price of our common stock on the date of grant. Stock option awards under the Incentive Plan and 2015 Plan generally expire 10 years after the date of grant.

As of September 30, 2018, there were an aggregate of 1.2 million shares available for grant under the 2015 Plan and 0.6 million shares reserved for future issuance relating to stock options, performance share units, and restricted stock units previously awarded and currently outstanding under the 2015 Plan. Additionally, as of September 30, 2018, an aggregate of 0.4 million shares of our common stock were reserved for future issuance in connection with options and restricted stock units previously awarded under the Incentive Plan. Refer to Note 8 – Subsequent Events for additional information.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of AV Homes. The computation of diluted earnings per share for the three and nine months ended September 30, 2018 did not assume the effect of convertible notes because the effects were antidilutive. The computation of diluted earnings (loss) per share for the three and nine months ended September 30, 2017 did not assume the effect of employee stock options or convertible notes because the effects were antidilutive.

The following table represents a reconciliation of the net income (loss) and weighted average shares outstanding for the calculation of basic and diluted earnings (loss) per share for the three and nine months ended September 30, 2018 and 2017 (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Numerator:
Basic net income (loss)	$114	$(1,477)	$770	$1,609
Effect of dilutive securities	—	—	—	—

Diluted net income (loss)	$114	$(1,477)	$770	$1,609

Denominator:
Basic weighted average shares outstanding	22,605	22,504	22,587	22,487
Effect of dilutive securities	464	—	411	187

Diluted weighted average shares outstanding	23,069	22,504	22,998	22,674

Basic earnings (loss) per share	$0.01	$(0.07)	$0.03	$0.07

Diluted earnings (loss) per share	$—	$(0.07)	$0.03	$0.07

Note 2—Business Acquisitions

On January 8, 2018, we acquired substantially all of the assets and assumed certain liabilities of MMLC Texas Builders, LLC (“Oakdale-Hampton Homes”) for $44.8 million, including an earn-out, which remains subject to customary post-closing adjustments. A portion of the aggregate consideration equal to $0.6 million was placed in a third-party escrow account as security for Oakdale-Hampton Homes’ indemnification and other obligations under the purchase agreement. Oakdale-Hampton Homes acquired developed land and constructs single-family homes in the Dallas-Fort Worth, Texas area. The results of Oakdale-Hampton’s operations are included in our consolidated financial statements from the acquisition date of January 8, 2018.

The Oakdale-Hampton Homes acquisition was accounted for in accordance with ASC 805, Business Combinations (“ASC 805”). We recorded the acquired assets and liabilities at their estimated fair values. We determined the estimated fair values with the assistance of appraisals or valuations performed by independent third-party specialists, discounted cash flow analyses, quoted market prices where available, and estimates by management. To the extent the consideration transferred exceeded the fair value of the net assets acquired in this transaction, such excess was assigned to goodwill.

The following table summarizes the calculation of the fair value of the total consideration transferred to Oakdale-Hampton Homes and the preliminary allocation to the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Fair value of consideration transferred:
Cash paid for net assets	$42,423
Contingent consideration (earn-out)	2,418

Total consideration transferred	$44,841

Fair value of assets acquired and liabilities assumed:
Assets
Receivables and other assets	$719
Land and other inventories	34,933
Property and equipment	798
Trade name	560
Goodwill	8,733

Total assets acquired	45,743

Liabilities
Accounts payable	749
Accrued and other liabilities	84
Customer deposits	69

Total liabilities assumed	902

Total net assets acquired	$44,841

Fair Value

Receivables and other assets, property and equipment, accounts payable and accrued and other liabilities were generally stated at historical carrying values given the short-term nature of these assets and liabilities.

We determined the fair value of land and other inventories on a lot-by-lot basis primarily using market comparable land and home sales transactions combined with our estimates related to expected average home selling prices and sales incentives, expected sales paces and cancellation rates, expected land development and construction timelines, and anticipated land development, construction, and overhead costs. Such estimates must be made for each individual community and may vary significantly between communities. The fair values of identified intangible assets were determined using discounted cash flow models.

The $0.6 million of acquired intangible assets relates to trade names that are being amortized over 2.5 years. Amortization expense for the three and nine months ended September 30, 2018 was $0.1 million and $0.2 million, respectively, and is included in selling, general and administrative expenses in the consolidated statements of operations.

We estimated the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change.

Transaction and Integration Costs

Transaction and integration costs directly related to the Oakdale-Hampton Homes acquisition, including legal and accounting fees, were expensed as incurred in accordance with ASC 805.

Goodwill

As of the acquisition date, goodwill consisted primarily of the expected economic value attributable to gaining access to a new market with immediate revenue opportunities through an established backlog and assembled workforce. All of the goodwill is expected to be deductible for income tax purposes and is assigned to the Texas reporting segment.

Supplemental Pro Forma Information

The following represents pro forma operating results as if Oakdale-Hampton Homes had been included in our consolidated statements of operations as of the beginning of the fiscal year presented (in thousands, except per share data):

	Three Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2017
Revenue	$214,321	$597,964
Net (loss)/income	(1,108)	3,944
Basic (loss)/earnings per share	(0.05)	0.18
Diluted (loss)/earnings per share	(0.05)	0.17

The supplemental pro forma operating results have been determined after adjusting the operating results of Oakdale-Hampton Homes to reflect additional expense that would have been recorded assuming the fair value adjustments to inventory and intangible assets had been applied as of January 1, 2017. These results may not be indicative of future operating results.

Note 3 — Land and Other Inventories

As of September 30, 2018 and December 31, 2017, land and other inventories consisted of the following (in thousands):

	September 30, 2018	December 31, 2017
Land held for future development	$29,763	$29,312
Land developed and in process of development	384,676	351,798
Homes completed or under construction	340,154	222,741

Total	$754,593	$603,851

We capitalize interest to inventories during the period of development in accordance with ASC 835, Interest (“ASC 835”). Homebuilding interest capitalized to inventory is included in homebuilding cost of revenue as related units or lots are closed. To the extent our homebuilding debt exceeds our qualified assets, as defined in ASC 835, we expense a portion of interest incurred. Qualified homebuilding assets consist of land, lots and homes that are under development or construction, excluding finished unsold homes or finished models.

The following table represents interest incurred, interest capitalized, and interest expense for the three and nine months ended September 30, 2018 and 2017 (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Interest incurred	$8,531	$8,523	$25,567	$24,046
Interest capitalized	(5,903)	(5,898)	(16,536)	(16,899)

Interest expense	$2,628	$2,625	$9,031	$7,147

Note 4 — Senior Debt

As of September 30, 2018 and December 31, 2017, senior debt, net consisted of the following (in thousands):

	September 30, 2018	December 31, 2017
6.625% Senior Notes due 2022	$400,000	$400,000
6.00% Senior Convertible Notes due 2020	80,000	80,000
Senior Unsecured Credit Facility	—	—

Total senior debt	480,000	480,000
Deferred debt issuance costs	(6,398)	(7,853)
Debt discount	(27)	(39)

Total senior debt, net	$473,575	$472,108

6.625% Senior Notes due 2022

On May 18, 2017, we completed a private offering of $400.0 million of our 6.625% Senior Notes due 2022 (the “6.625% Notes”). The proceeds of the 6.625% Notes were used to (i) fund the repurchase and redemption of the $200.0 million in aggregate principal amount of our outstanding 8.50% Senior Notes due 2019 and (ii) pay amounts outstanding under our senior secured credit facility, totaling $30.0 million.. The 6.625% Notes mature on May 15, 2022, unless earlier redeemed or repurchased. Interest on the 6.625% Notes is payable semi-annually in arrears in cash on May 15 and November 15 of each year, commencing November 15, 2017.

We have the option to redeem all or a portion of the 6.625% Notes at any time on or after May 15, 2019 at certain redemption prices, plus accrued and unpaid interest, if any, to but excluding the date of redemption. At any time prior to May 15, 2019, we have the option to redeem up to 35% of the original principal amount of the 6.625% Notes with the proceeds of certain equity offerings by us at a redemption price of 106.625% of the principal amount of the 6.625% Notes, plus accrued and unpaid interest, if any, to but excluding the date of redemption, provided that at least 65% of the original aggregate principal amount of the 6.625% Notes remains outstanding after such redemption. Prior to May 15, 2019, we may redeem some or all of the 6.625% Notes at a redemption price equal to 100% of the principal amount of the 6.625% Notes, plus accrued and unpaid interest, if any, to but excluding the applicable redemption date plus the applicable “make-whole” premium.

The indenture governing the 6.625% Notes contains covenants that limit our ability and the ability of certain of our subsidiaries to (i) pay dividends, or make other distributions or redeem or repurchase our capital stock; (ii) prepay, redeem or repurchase certain debt; (iii) incur additional and guarantee indebtedness; (iv) issue certain preferred stock or similar equity securities; (v) make loans and investments; (vi) incur liens; (vii) sell assets; (viii) enter into transactions with affiliates; (ix) enter into agreements restricting our subsidiaries’ ability to pay dividends; and (x) consolidate, merge or sell all or substantially all assets. These covenants are subject to important exceptions and qualifications.

The indenture further provides that upon certain specified change of control events, certain covenants will no longer apply to the 6.625% Notes and will be replaced with new covenants (a “Covenant Replacement Event”). Additionally, if we experience specific kinds of changes in control that do not result in a Covenant Replacement Event or, if following a Covenant Replacement Event, we experience a subsequent change of control that results in a downgrade of the rating assigned to the 6.625% Notes, holders of the 6.625% Notes will be entitled to require us to purchase all or a portion of the 6.625% Notes at 101% of their principal amount, plus accrued and unpaid interest to but excluding the date of repurchase. Refer to Note 8 – Subsequent Events for additional information.

6.00% Senior Convertible Notes due 2020

On September 23, 2015, we completed a private offering of $80.0 million aggregate principal amount of 6.00% Senior Convertible Notes due 2020 (the “6.00% Notes”). The proceeds of the 6.00% Notes were used to (i) repurchase 7.50% Senior Exchange Convertible Notes due 2016 and 7.50% Senior Convertible Notes due 2016 and (ii) pay approximately $1.5 million of accrued interest (in respect of the notes being exchanged or repurchased) and premium (in respect of the notes being repurchased). The 6.00% Notes will mature on July 1, 2020, unless earlier repurchased or converted. The 6.00% Notes are governed by the Indenture dated February 4, 2011 and the Third Supplemental Indenture dated September 23, 2015 between us and the trustee named therein. The 6.00% Notes bear regular cash interest on the principal amount of each note, payable semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016.

The 6.00% Notes were issued pursuant a series of separate, privately negotiated note purchase agreements entered into on September 17, 2015 by us and certain qualified institutional buyers. TPG Aviator, L.P. (“TPG”) purchased $20.0 million aggregate principal amount of the 6.00% Notes for $20.0 million in cash and waived its rights to purchase additional 6.00% Notes, resulting in a fully diluted beneficial ownership for TPG of approximately 43.8% of our common stock at the time of the transaction. Pursuant to the terms of our Related Person Transaction Policy, the audit committee of our board of directors reviewed and approved the terms of the 6.00% Notes and TPG’s purchase of 6.00% Notes. Refer to Note 8 – Subsequent Events for additional information.

Senior Unsecured Credit Facility

On May 18, 2017, we entered into an unsecured revolving credit agreement (the “Senior Unsecured Credit Facility”) with each of the financial institutions party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Citibank, N.A., as syndication agent.

The Senior Unsecured Credit Facility includes a revolving credit facility in an aggregate principal amount of up to $155.0 million, with an “accordion” feature that allows us, with the consent of the lenders, to increase the aggregate amount to $250.0 million. The facility includes a letter of credit sub-facility in an amount equal to 50% of total commitments then in effect. The maximum amount available under the Senior Unsecured Credit Facility is limited to the lesser of (i) $155.0 million (subject to increase pursuant to the “accordion”) and (ii) an amount equal to the borrowing base minus our consolidated senior debt. As of September 30, 2018, we had sufficient qualified assets in the borrowing base to cover borrowings of up to $149.2 million and had no borrowings outstanding.

Interest is payable on revolving credit borrowings at variable rates determined by the applicable LIBOR plus 3.25% or the prime rate plus 2.25%, at our election. We pay quarterly fees of 0.50% per annum on the unused portion of the lenders’ commitments under the Senior Unsecured Credit Facility to the lenders.

The Senior Unsecured Credit Facility expires on July 28, 2020. Upon expiration, all borrowings become due and payable. We may prepay loans borrowed under the Senior Unsecured Credit Facility or reduce the commitments thereunder at our option, without any prepayment fee or penalty.

The Senior Unsecured Credit Facility is guaranteed by certain of our subsidiaries, and we have the option to add or remove guarantors from time to time, subject to certain limitations.

We were in compliance with all financial covenants as of September 30, 2018. Refer to Note 8 – Subsequent Events for additional information.

Note 5 — Estimated Development Liability

The estimated development liability consists primarily of utility completion obligations in Rio Rico, Arizona and Poinciana, Florida for more than 8,000 home sites previously sold, prior to 1980. The estimated development liability is reduced by actual expenditures and is evaluated and adjusted, as appropriate, to reflect management’s estimate of potential costs. In addition, we obtain third-party engineer evaluations on an annual basis and adjust this liability to reflect changes in the estimated completion costs. Cash expenditures associated with these obligations were $0.2 million and $0.4 million during the three and nine months ended September 30, 2018, respectively, and were $0.1 million and $0.4 million during the three and nine months ended September 30, 2017, respectively. Future increases or decreases of costs for construction, material and labor, as well as other land development and utilities infrastructure costs, may have a significant effect on the estimated development liability. The balance of the estimated development liability was $31.2 million and $31.6 million as of September 30, 2018 and December 31, 2017, respectively.

Note 6 — Commitments and Contingencies

Legal

We are involved in litigation from time to time, primarily arising in the normal course of our business. These cases are in various procedural stages. In view of the inherent difficulty of predicting the outcome of these legal and regulatory matters, we generally cannot predict the ultimate resolution of the pending matters, the related timing, or the eventual loss. While the outcome of such contingencies cannot be predicted with certainty, we do not believe that the resolution of such matters will have a material adverse impact on our results of operations, financial position, or cash flows.

On April 26, 2017, we received notice of a Class Action Complaint filed in the Circuit Court for the 10th Judicial Circuit, Polk County, Florida, generally alleging that the collection of club membership fees in connection with the use and enjoyment of the club facilities located within the Solivita community is illegal in that it violates, among other laws, Florida’s Homeowners’ Association Act (“FLHOA”) and Florida’s Deceptive and Unfair Trade Practices Act (“FDUTPA”). It also generally alleges that certain other actions by us have violated FLHOA and FDUTPA. The complaint seeks relief in various forms including recovery for the prior payment of club membership fees and an injunction to prohibit the future collection of club membership fees. On September 9, 2017, we filed an amended motion to dismiss this matter, which was heard on September 13, 2017. On August 8, 2017, the judge issued an order denying in part and granting in part the motion to dismiss. Plaintiffs were provided leave to amend the FDUTPA claims and filed an amended complaint on September 15, 2017. We filed our amended answer on September 29, 2017 along with certain affirmative defenses. The amended answer also contains counterclaims against the plaintiffs for breach of contract and tortious interference with contractual relations, among other claims. On October 5, 2017, we also filed a motion for summary judgment, which was heard on December 8, 2017. On January 23, 2018, the court ruled, granting our motion for summary judgment in part and denying it in part. Importantly, the court ruled that our club operations in Solivita constitute commercial property under the FLHOA, that the club facilities are not common areas of the homeowners’ association and that nothing in the FLHOA prevents a developer from owning club operations for profit, as is the case in this instance. On April 6, 2018, the court heard arguments relative to the plaintiffs’ amended motion for class certification pursuant to which the plaintiffs sought to certify a class of “persons who currently own, or previously owned, a home in Solivita, who have paid, or have been obligated to pay, a Club Membership Fee under the Club Plan Declaration on or after April 26, 2013.” On September 29, 2018, the court ruled on plaintiffs’ amended motion for class certification, granting class certification as to three counts and partially as to a fourth count and denying class certification as to the remaining eight counts of plaintiffs’ amended complaint, but not otherwise making any dispositive rulings as to the merits of the plaintiffs’ counts. In the ruling, the court also redefined and limited the class being certified to include only those persons who currently own a home in Solivita and who have paid a Club Membership Fee under the Club Plan on or after April 26, 2013.

On July 24, 2018, a putative stockholder class action lawsuit captioned Lawrence Zucker v. AV Homes, Inc. et al., Case 1:18-cv-01091, was filed in the United States District Court for the District of Delaware against AV Homes, the members of the AV Homes Board and Taylor Morrison pursuant to Sections 14(a) and 20(a) of the Securities Exchange Act. The complaint alleges, among other things, that the disclosures set forth in the preliminary proxy statement/prospectus filed in connection with the Merger on July 13, 2018 are insufficient and allegedly fail to disclose material information about the combination. The complaint seeks, among other remedies, injunctive relief prohibiting the stockholder vote contemplated by the Merger Agreement, an accounting of damages sustained by the stockholders comprising the purported class and an award of attorneys’ fees and expenses. We believe that the action is without merit, and intend to vigorously defend against all claims asserted.

Surety Bonds

Surety bonds, issued by third-party entities, are used primarily to guarantee our performance to construct improvements in our various communities. As of September 30, 2018, we had outstanding surety bonds of approximately $57 million. The amount of outstanding surety bonds could fluctuate depending on the level of development activity. We do not believe that it is likely any of these outstanding surety bonds will be drawn upon.

Note 7 — Fair Value Disclosures

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value under GAAP, expands disclosures about fair value measurements, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The accounting standards require that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:	Fair value determined based on quoted market prices in active markets for identical assets and liabilities.

Level 2:	Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Level 3:	Fair value determined using significant unobservable inputs, such as discounted cash flows, or similar techniques.

The carrying amounts of cash and cash equivalents, restricted cash, receivables, accounts payable, and the Senior Unsecured Credit Facility approximate the fair values due to their short-term nature.

Certain assets are required to be recorded at fair value on a non-recurring basis when events and circumstances indicate that the carrying value may not be recoverable.

The carrying amounts and fair values of our financial liabilities as of September 30, 2018 and December 31, 2017 are as follows (in thousands):

	September 30, 2018		December 31, 2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior notes:
6.625% Notes, net (1)	$394,136	$412,520	$392,909	$420,480
6.00% Notes, net (1)	79,439	93,456	79,199	90,240
Contingent consideration (earn-out) (2)	—	—	—	—

(1)	The carrying amount of the debt instruments are net of unamortized debt issuance costs and certain debt discounts.
(2)

During the three and nine months ended September 30, 2018, we reduced the carrying amount of the Oakdale-Hampton Homes earn-out by $1.1 million and $2.4 million, respectively, to its estimated fair value.

In estimating the fair value of financial liabilities, we used the following methods and assumptions:

Senior Notes

As of September 30, 2018 and December 31, 2017, the fair values of the 6.625% Notes and the 6.00% Notes are estimated, based on quoted or estimated market prices. These fall within Level 2 of the fair value hierarchy.

Contingent Consideration (“earn-out”)

This was recognized as part of the purchase price paid for the Oakdale-Hampton Homes acquisition in 2018. At inception, the fair value was determined through the use of valuation models that simulated earnings, applying the terms of the earn-out in each simulated path, determining the average payment in each year across all the trials of the simulation, and calculating the present values of the future payments. The primary inputs and key assumptions include estimated future earnings, probabilities of achievement, earnings volatility, and the discount rate. These fall within Level 3 of the fair value hierarchy.

Note 8 – Subsequent Events

On October 2, 2018, we were acquired by Taylor Morrison. At the closing of the merger, Taylor Morrison paid approximately $280.4 million in cash and issued 8.95 million shares of their Class A common stock to stockholders of AV Homes as merger consideration. In addition, at closing Taylor Morrison assumed $80 million aggregate principal amount of our 6.00% Notes, all of which had been converted as of October 25, 2018 for approximately $95.8 million in cash, resulting in total purchase consideration for the Acquisition of $534.9 million. The change in control from the acquisition resulted in a Covenant Replacement Event in which one of Taylor Morrison’s subsidiaries assumed $400 million aggregate principal amount of our 6.625% Senior Notes due 2022. Additionally, in connection with the Acquisition, our Senior Unsecured Credit Facility was terminated. There were no amounts outstanding under the Senior Unsecured Credit Facility as of September 30, 2018.Furthermore, as a result of the acquisition, all AV equity award plans were converted to Taylor Morrison equity award plans and no shares of AV common stock were available for future grants.

Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), and William Lyon Homes (“William Lyon Homes”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) on November 5, 2019. Pursuant to the terms of the Merger Agreement, William Lyon Homes will be merged with and into Tower Merger Sub, Inc., a subsidiary of Taylor Morrison (“Merger Sub”), with William Lyon Homes continuing as the surviving corporation and a wholly owned, direct subsidiary of Taylor Morrison (the “Merger”). Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Class A common stock, par value $0.01 per share, of William Lyon Homes (the “William Lyon Homes Class A common stock”) and each issued and outstanding share of Class B common stock, par value $0.01 per share, of William Lyon Homes (the “William Lyon Homes Class B common stock” and, together with the William Lyon Homes Class A common stock, the “William Lyon Homes common stock”), (excluding any shares that are (i) restricted shares; (ii) held by any stockholder who properly demands and perfects his, her or its appraisal rights with respect to such shares; or (iii) owned directly by William Lyon Homes (or any wholly owned subsidiary of William Lyon Homes, Taylor Morrison or Merger Sub immediately prior to the Effective Time)) will be converted automatically into the right to receive and become exchangeable for consideration consisting of (A) 0.8000 validly issued, fully paid and nonassessable shares of common stock, $0.00001 par value per share, of Taylor Morrison and (B) $2.50 in cash, without any interest thereon (the “Merger Consideration”).

The following presents the unaudited pro forma condensed combined balance sheets of Taylor Morrison and William Lyon Homes, giving effect to the Merger as if it had been consummated on September 30, 2019. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2019 and for the year ended December 31, 2018 present the historical consolidated statements of operations of Taylor Morrison and William Lyon Homes, giving effect to the Merger as if it had been consummated on January 1, 2018, the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 also gives effect to the acquisition by Taylor Morrison of AV Homes, Inc. in October 2018, as if it had occurred on January 1, 2018. The fiscal years of Taylor Morrison and William Lyon Homes both end on December 31.

As of the date hereof, Taylor Morrison has not completed its fair value measurements with respect to the William Lyon Homes’ assets to be acquired and the William Lyon Homes liabilities to be assumed. In connection with the preparation of the unaudited pro forma condensed combined financial statements, Taylor Morrison has estimated the fair value of William Lyon Homes’ owned inventory, deferred tax assets and total debt based on discussions with William Lyon Homes’ management, preliminary analyses, due diligence and information presented in public filings. The valuations necessary to arrive at estimates of the fair value of the William Lyon Homes assets to be acquired and the William Lyon Homes liabilities to be assumed are preliminary and subject to completion. All other assets, liabilities, and noncontrolling interest for consolidated entities are presented at carrying value and are also subject to completion of fair value analysis. In addition, there may be additional adjustments necessary to conform William Lyon Homes accounting policies to Taylor Morrison’s accounting policies. A final determination of the fair value of William Lyon Homes’ assets and liabilities will be based on the actual assets and liabilities of William Lyon Homes that exist as of the date of completion of the Merger, the market value of Taylor Morrison common stock and the final closing balance sheet of William Lyon Homes. Additionally, the final value of the consideration to be paid by Taylor Morrison to complete the Merger will be determined based on the ending number of shares of William Lyon Homes Common Stock outstanding at the time of the completion of the Merger. Within 12 months after the completion of the Merger, final valuations will be completed and reflected in the combined company’s financial information. There may be differences between these preliminary estimates and the final valuations, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position. Accordingly, the preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial statements presented below and are subject to further adjustments.

These unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with (1) the unaudited interim consolidated financial statements of Taylor Morrison and William Lyon Homes contained in their respective Quarterly Reports on Form 10-Q for the quarter ended

1

September 30, 2019, (2) the audited consolidated financial statements of Taylor Morrison and William Lyon Homes contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2018 and (3) the unaudited interim unaudited interim consolidated financial statements of AV Homes, Inc. for the nine months ended September 30, 2018. The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Taylor Morrison would have been had the Merger occurred on the dates assumed, nor are they necessarily indicative of the future consolidated results of operations or consolidated financial position of the combined company.

2

Taylor Morrison Home Corporation

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2019

	Taylor Morrison Condensed Historical	William Lyon Homes Condensed Historical	Pro Forma Merger Adjustments		Pro Forma Combined
Assets
Cash and cash equivalents	$222,049	$42,118	$(91,852	)(a)	$172,315
Restricted cash	1,747	—	—		1,747

Total cash, cash equivalents, and restricted cash	223,796	42,118	(91,852)		174,062
Owned inventory	4,229,971	2,327,582	(263,292	)(b)	6,294,261
Real estate not owned	23,703	215,541	—		239,244

Total real estate inventory	4,253,674	2,543,123	(263,292)		6,533,505
Land deposits	41,790	—	136,549	(c)	178,339
Mortgage loans held for sale	108,550	168,093	(6,875	)(d)	269,768
Investments in unconsolidated entities	128,363	1,552	—		129,915
Deferred tax assets, net	142,597	46,254	41,186	(e)	230,037
Operating lease right of use assets	37,751	37,000	—		74,751
Property and equipment and other assets, net	253,911	57,169	(2,764	)(f)	308,316
Goodwill	149,428	123,695	154,012	(g)	427,134

Total assets	$5,339,860	$3,019,004	$(33,037)		$8,325,827

Liabilities
Accounts payable	$189,556	$114,810	$—		$304,366
Accrued expenses and other liabilities	252,687	249,099	(32,418	)(h)	469,368
Operating lease liabilities	43,171	—	37,900	(i)	81,071
Income taxes payable	7,598	—	692	(j)	8,290
Customer deposits	184,975	—	—		184,975
Estimated development liability	36,762	—	—		36,762
Total debt, net	2,115,430	1,407,191	161,826	(k)	3,684,447
Liabilities attributable to real estate not owned	23,703	215,541	—		239,244

Total liabilities	2,853,882	1,986,641	168,000		5,008,523
Total stockholders’ equity	2,485,978	1,032,363	(201,037	)(l)	3,317,304

Total liabilities and stockholders’ equity	$5,339,860	$3,019,004	$(33,037)		$8,325,827

3

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2019

(dollars in thousands, except for per share amounts)

(a) Adjustments to Cash and Cash Equivalents

In accordance with the Merger Agreement, Taylor Morrison will pay holders of William Lyon Homes common stock aggregate Merger Consideration consisting of an estimated total of $94.6 million in cash and 32.1 million shares of Taylor Morrison common stock. Per the Merger Agreement, the holders of William Lyon Homes common stock will receive per share consideration consisting of (i) shares of Taylor Morrison common stock based on a conversion ratio as described in footnote 3 - Preliminary Purchase Price and (ii) $2.50 in cash per share of William Lyon common stock. Refer to footnote 3 - Preliminary Purchase Price for a reconciliation of all consideration transferred

William Lyon Homes basic shares of common stock outstanding as of September 30, 2019	37,846,420
Purchase price per share of common stock outstanding	$2.50
Portion of purchase price assumed to paid in cash	$94,616
To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified William Lyon Homes escrow proceeds receivable from Property and equipment and other assets, net to cash and cash equivalents	2,764

Total Adjustment to Cash and cash equivalents	$(91,852)

(b) Adjustments to Owned Inventory
To reflect Taylor Morrison management’s preliminary estimate of fair value adjustments of inventories owned by William Lyon Homes (excluding homes in backlog) in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures	$(126,743)
To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified the land deposit balance of William Lyon Homes from Owned Inventory to Land Deposits. See Footnote C below	(136,549)

Total Adjustment to Owned Inventory	$(263,292)

(c) Adjustments to Land Deposits
To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified the land deposit balance of William Lyon Homes from Owned Inventory to Land Deposits	$136,549

(d) Adjustments to Mortgage loans held for sale
To reflect the elimination of goodwill associated with William Lyon Homes’ financial services segment recorded by William Lyon Homes within mortgage loans held for sale to conform with Taylor Morrison’s financial statement presentation	$6,875

(e) Adjustments to Deferred Income Taxes, net
To reflect the valuation impact of the portion of the purchase price allocated to the assets and liabilities that is non-deductible for income tax purposes	$41,186

(f) Adjustments to Property and equipment and other assets, net
To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified William Lyon Homes escrow proceeds receivable from Property and equipment and other assets, net to cash and cash equivalents	$(2,764)

(g) Adjustments to Goodwill
To eliminate goodwill from William Lyon Homes’ balance sheet as of September 30, 2019	$(123,695)
To reflect the excess of the purchase price over the fair value of the William Lyon Homes net assets acquired. Refer to footnote 3 - Preliminary Purchase Price for a reconciliation of preliminary fair value of the William Lyon Homes assets acquired	277,706

Net adjustment to goodwill	$154,011

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(h) Adjustments to Accrued Expenses and Other Liabilities
Reflects Taylor Morrison estimated non-recurring expenses resulting directly from the Merger	$65,000
Reflects William Lyon Homes estimated non-recurring expenses resulting directly from the Merger	65,000
To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified lease obligations from William Lyon Homes’ Accrued expenses and other liabilities to Operating lease liabilities	(37,900)
To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified warehouse facilities relating to William Lyon Homes’ financial services segment from William Lyon Homes’ Accrued expenses and other liabilities to Total debt, net	(123,826)
To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified the amount relating to William Lyon Homes’ income taxes payable from Accrued expenses and other liabilities to Income taxes payable	(692)

Net adjustment to Accrued Expenses and Other Liabilities	$(32,418)

(i) Adjustments to Operating lease liabilities
To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified lease obligations from William Lyon Homes’ Accrued expenses and other liabilities to Operating lease liabilities	$37,900

(j) Adjustments to Income taxes payable
To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified the amount relating to William Lyon Homes’ income taxes payable to Income taxes payable	$692

(k) Adjustments to Total Debt, Net
To reflect the increase in estimated fair value of William Lyon Homes senior notes using quoted or estimated market prices	$38,000
To reflect the reclassification of William Lyon’s warehouse facilities relating to their financial services segment to Total debt, net, in order to conform with Taylor Morrison’s financial statement presentation	123,826
To reflect borrowings on Taylor Morrison’s revolving credit facility to repay William Lyon Homes’ revolving credit facility at the Effective Time	150,000
To reflect the repayment of William Lyon Homes’ revolving credit facility	(150,000)

Net adjustment to Accrued Expenses and Other Liabilities	$161,826

(l) Adjustments to Total Stockholders’ Equity
To reflect Taylor Morrison’s estimate of non-capitalizable expenses for the Merger. See Footnote h	$(65,000)
To reflect the portion of the purchase price assumed to be paid in Taylor Morrison common stock.(1)	759,927
To reflect elimination of William Lyon Homes total stockholder’s equity, excluding noncontrolling interest, as of September 30, 2019	(895,964)

Net adjustment to total stockholders’ equity	$(201,037)

(1)

Pursuant to the Merger Agreement, a portion of consideration transferred will be an exchange of Taylor Morrison common stock for William Lyon Homes common stock. The value of the exchange is based on the number of shares of Taylor Morrison common stock issued at a conversion ratio of 0.8000, utilizing the number of shares of William Lyon Homes common stock outstanding as of September 30, 2019, and a purchase price of $2.50 per share. Refer to footnote 3—Preliminary Purchase Price for reconciliation of consideration transferred.

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Taylor Morrison Home Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2019

	Taylor Morrison Condensed Historical	William Lyon Homes Condensed Historical	Pro Forma Merger Adjustments		Pro Forma Combined
Home and land closings revenue, net	$3,219,643	1,382,057	18,451	(m)	4,620,151
Financial services revenue	62,117	19,857	—		81,974
Amenity and other revenue	13,863	6,165	20,916	(m)	40,944

Total revenues	3,295,623	1,408,079	39,367	(m)	4,743,069
Cost of home and land closings	2,629,386	1,165,185	16,228	(m)	3,810,799
Financial services expenses	36,595	17,689	—		54,284
Amenity and other expenses	12,754	5,732	16,071	(m)	34,557

Total cost of revenues	2,678,735	1,188,606	32,299	(m)	3,899,640
Gross margin	616,888	219,473	7,068	(m)	843,429
Sales, general and administrative expenses	347,799	164,777	—		512,576
Equity in income of unconsolidated entities	(7,983)	(2,643)	—		(10,626)
Interest income and other expenses, net	(3,742)	(5,706)	4,016	(n)	(5,432)
Transaction expenses	6,496	990	—		7,486
Loss on extinguishment of debt	5,806	1,433	—		7,239

Income before income taxes	268,512	60,622	3,052		332,186
Income tax provision	68,307	13,548	763	(o)	82,618

Net income before allocation to non-controlling interests	200,205	47,074	2,289		249,568
Net income attributable to non-controlling interests	(211)	(19,024)	—		(19,235)

Net income available to Taylor Morrison Home Corporation/William Lyon Homes	$199,994	$28,050	$2,289		$230,333

Earnings per common share
Basic	$1.86	$0.74			$1.65
Diluted	$1.84	$0.72			$1.62 (q)
Weighted average number of shares of common stock:
Basic	107,389	37,756	(5,678	)(r)	139,467
Diluted	108,599	38,944	(5,142	)(r)	142,401

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Taylor Morrison Home Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2018

	Taylor Morrison Condensed Historical	AV Homes Condensed Historical	Pro Forma Merger Adjustments(s)	Taylor Morrison / AV Homes Pro Forma Combined	William Lyon Homes Condensed Historical	Pro Forma Merger Adjustments		Pro Forma Combined
Home and land closings revenue, net	$4,155,117	$539,536	—	$4,694,653	2,081,721	11,426	(m)	6,787,800
Financial services revenue	67,758	—	—	67,758	—	—		67,758
Amenity and other revenue	4,518	13,209	—	17,727	5,450	2,663	(m)	25,840

Total revenues	4,227,393	552,745	—	4,780,138	2,087,171	14,089	(m)	6,881,398
Cost of home and land closings	3,444,311	445,510	9,031	3,898,852	1,703,298	6,957	(m)	5,609,107
Financial services expenses	41,469	—	—	41,469	5,146	—		46,615
Amenity and other expenses	3,420	13,354	—	16,774	—	1,851	(m)	18,625

Total cost of revenues	3,489,200	458,864	9,031	3,957,095	1,708,444	8,808	(m)	5,674,347
Gross margin	738,193	93,881	(9,031)	823,043	378,727	5,281	(m)	1,207,051
Sales, general and administrative expenses	416,943	84,192	—	501,135	233,767	—		734,902
Equity in income of unconsolidated entities	(13,332)	—	—	(13,332)	(3,118)	—		(16,450)
Interest income and other expenses, net	10,177	7,624	(9,031)	8,770	(567)	2,834	(n)	11,037
Transaction expenses	50,889	—	—	50,889	3,907	—		54,796
Loss on extinguishment of debt	—	—	—	—	(1,015)	—		(1,015)

Income before income taxes	273,516	2,065	—	275,581	145,753	2,447		423,781
Income tax provision	63,036	1,295	—	64,331	30,620	612	(o)	95,563

Net income before allocation to non-controlling interests	210,480	770	—	211,250	115,133	1,835		328,218
Net income attributable to non-controlling interests	(4,116)	—	—	(4,116)	(23,537)	(2,018	)(p)	(29,671)

Net income available to Taylor Morrison Home Corporation/William Lyon Homes	$206,364	$770	—	$207,134	$91,596	$(183)		$298,547

Earnings per common share
Basic	$1.85	$0.03	—	$1.85	$2.42			$2.08
Diluted	$1.83	$0.03	—	$1.84	$2.32			$2.05 (q)
Weighted average number of shares of common stock:
Basic	111,743	22,587	(22,587)	111,743	37,832	(5,754	)(r)	143,821
Diluted	115,119	22,998	(22,998)	115,119	39,419	(5,617	)(r)	148,921

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Notes to Unaudited Pro Forma Condensed Statements of Operations

for the Year Ended December 31, 2018, the Nine Months Ended September 30, 2019

(dollars in thousands, except for per share amounts)

	For the nine months ended September 30, 2019	For the twelve months ended December 31, 2018
(m) Adjustments within Total Revenues and Total Cost of Revenues
To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified the portion of William Lyon land closings revenue from Interest income and other expenses, net to home and land closings revenue, net	$18,451	$11,426
To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified the portion of apartment and commercial revenue from interest income and other expenses, net to amenity and other revenue	$20,916	$2,663

Adjustment to Total Revenues	$39,367	$14,089

Adjustment to cost of home and land closings to reflect the amortization of the capitalized William Lyon Homes senior notes fair value premium resulting from purchase accounting	$(3,052)	$(2,447)
To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified the portion of costs of land closings from interest income and other expenses, net to cost of home and land closings	$19,280	$9,404

Adjustment to cost of home and land closings	16,288	6,957

To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified the portion of costs of apartment and commercial sales from interest income and other expenses, net to amenity and other expenses	$16,071	$1,851

Adjustment to Total cost of revenues	$32,299	$8,808

Adjustment to Gross Margin	$7,068	$5,281

(n)Adjustments to Interest Income and Other Expenses, Net
To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified the portion of land closings revenue from Interest income and other expenses, net to Home and land closings revenue, net	$18,451	$11,426

To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified the portion of apartment and commercial revenue from interest income and other expenses, net to amenity and other revenue	$20,916	$2,663

Adjustment to Total Revenues	$39,367	$14,089

To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified the portion of costs of land closings from Interest income and other expenses, net to Cost of home and land closings	$(19,280)	$(9,404)
To reflect a reclassification in order to conform with Taylor Morrison’s financial statement presentation, Taylor Morrison reclassified the portion of costs of apartment and commercial sales from interest income and other expenses, net to amenity and other expenses	$(16,071)	$(1,851)

Adjustment to Total cost of revenues	$(35,351)	$(11,255)

Adjustment to interest income and other expenses, net to reflect the reclassification to gross margin	$4,016	$2,834

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	For the nine months ended September 30, 2019	For the twelve months ended December 31, 2018
(o) Adjustments to Income Tax Provision
To reflect the impact to the income tax provision for the pro forma adjustments at the estimated combined pro forma effective tax rate of 25%.	$763	$612
(p)Adjustments to Net Income Attributable to Non-Controlling Interests
For the year ended December 31, 2018, a portion of net income attributable to non-controlling interests is based on the Former Principal Equityholders’ weighted average ownership percentage of Taylor Morrison. The adjustment presented reflects the pro forma net income associated with the Former Principal Equityholders’ ownership and subsequently the adjusted net income available to the pro forma combined Taylor Morrison and William Lyon Homes company.(1)	$—	$2,018

(1)

Former principal equityholders of Taylor Morrison consisted of affiliates of TPG Global, LLC (“TPG”), investment funds managed by Oaktree Capital Management, L.P. (“Oaktree”), and current and former members of Taylor Morrison’s management. As of January 17, 2018, TPG and Oaktree no longer had an investment in Taylor Morrison and therefore there is no pro-forma adjustment for the nine months ended September 30, 2019.

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	For the nine months ended September 30, 2019	For the twelve months ended December 31, 2018
(q) Diluted Earnings Per Share Reconciliation
Numerator:
Net income Available to Taylor Morrison Home Corporation/William Lyon Homes	$230,333	$298,547
Net income attributable to non-controlling interests -Former Principal Equityholders	$—	$5,601
Loss fully attributable to public holding company - Taylor Morrison Home Corporation	$—	$540

Net Income—diluted	$230,333	$304,688

Denominator:
Weighted average shares—diluted	142,401	148,921
Calculated earnings per share—diluted	$1.62	$2.05
(r) Adjustments to Weighted Average Shares
To reflect the pro forma shares outstanding after issuance of Taylor Morrison common stock related to the acquisition and cancellation of William Lyon Homes’ common stock:
Issuance of Taylor Morrison common stock	32,078	32,078
Cancellation of William Lyon Homes common stock	(37,756)	(37,832)

Basic Weighted Average Number of Shares	(5,678)	(5,754)

Issuance of Taylor Morrison common stock	32,078	32,078
Issuance of Taylor Morrison Warrants	1,724	1,724
Cancellation of William Lyon Homes common stock and warrants	(38,944)	(39,419)

Diluted Weighted Average Number of Shares	(5,142)	(5,617)

(s) Adjustments to AV Homes Condensed Historical Statement of Operations for the year ended December 31, 2018

On October 2, 2018 Taylor Morrison completed the acquisition of AV Homes. In accordance with Article 11 of Regulation S-X, Taylor Morrison included the historical results for AV Homes for the period presented and made the following adjustments:

To reflect the capitalization of AV Homes’ interest expense incurred relating to homebuilding operations and subsequent amortization of such expense. All interest expense incurred by AV Homes will be capitalizable as a result of sufficient qualifying assets following the merger.

Adjustment to cost of home closings to reflect the capitalization of interest expense for the periods presented.		$(9,031)
Adjustment to amortization to reflect the amortization of interest expense for the periods presented.		9,031
Basic Weighted Average Number of Shares.
Cancellation of AV Homes Common Stock.		(22,587)
Diluted Weighted Average Number of Shares.
Cancellation of AV Homes Common Stock.		(22,998)

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NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Regulation S-X Article 11 which gives effect to the Merger under Accounting Standards Codification Topic 805, “Business Combinations” using the acquisition method of accounting giving effect to the Merger involving Taylor Morrison and William Lyon Homes, with Taylor Morrison as the accounting acquirer.

The accompanying unaudited pro forma condensed combined financial statements present the pro forma consolidated financial position and results of operations of the combined company, based on the historical financial statements of Taylor Morrison and William Lyon Homes, after giving effect to the Merger and adjustments described in the notes thereto, and are intended to reflect the impact of the Merger on Taylor Morrison’s condensed consolidated financial statements. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position of the combined company had the Merger been consummated at September 30, 2019 or the results of operations of the combined company had the Merger been consummated at January 1, 2018, nor is it necessarily indicative of the results of operations of the combined company in future periods or the future financial position of the combined company.

Under the acquisition method of accounting, the assets and liabilities of William Lyon Homes will be recorded at the respective fair values on the closing date of the Merger. The fair value on the Merger date represents management’s best preliminary estimates based on available information and facts and circumstances in existence on the Merger date. The pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is preliminary and subject to adjustment. Adjustments may include, but not be limited to, changes in (i) the underlying values of assets and liabilities if market conditions differ from current assumptions; or (ii) if information unknown as of the completion of the Merger becomes known.

The accounting policies of both Taylor Morrison and William Lyon Homes are in the process of being reviewed in detail. Upon completion of such review, additional conforming adjustments or financial statement reclassification may be determined.

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the preliminary valuation of the net assets acquired including goodwill. The valuation of the assets and liabilities in these unaudited pro forma condensed combined financial statements is based upon the estimated purchase price. This amount was derived based on the Merger Consideration to be paid to holders of William Lyon Homes common stock. Under the Merger Agreement, the holders of William Lyon Homes common stock will receive per share consideration consisting of (i) 0.8000 of a share of Taylor Morrison common stock and (ii) $2.50 in cash per share of William Lyon Homes common stock. The actual number of shares of Taylor Morrison common stock to be issued in the Merger will be based upon the actual number shares of William Lyon Homes common stock outstanding immediately prior to the Effective Time.

2. Estimated Merger and Integration Costs

In connection with the Merger, the plan to integrate Taylor Morrison’s and William Lyon Homes’ operations is still being developed. The combined company expects to incur costs associated with integrating the operations of Taylor Morrison and William Lyon Homes. The unaudited pro forma condensed combined financial statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from expected operating efficiencies or synergies. Over the next several months, the specific details of these plans will continue to be refined. Taylor Morrison and William Lyon Homes are currently in the process of assessing their respective businesses to determine where they may eliminate potential redundancies. Taylor Morrison expects to incur Merger-related expenses including system conversion costs, employee retention and severance agreements, communications to customers, and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature and timing of these integration actions. Most acquisition and restructuring costs are recognized separately from a business combination and generally will be expensed as incurred. Taylor Morrison currently estimates that combined Merger-related costs will be approximately $130.0 million and expects they will be incurred primarily in the year ending December 31, 2020. These estimated costs are not

11

reflected in the accompanying pro forma condensed combined statement of operations for the year ended December 31, 2018 and the three and nine months ended September 30, 2019 because they are non-recurring, but they are reflected in the pro forma condensed combined balance sheet as of September 30, 2019 as an adjustment to retained earnings within Total Stockholder’s equity.

3. Preliminary Purchase Price

The purchase price in the Merger is estimated to be approximately $854.5 million. This amount was derived based on the Merger Consideration to be paid to holders of William Lyon Homes common stock. Per the Merger Agreement, the holders of William Lyon Homes common stock will receive per share consideration consisting of (i) shares of Taylor Morrison common stock based on a conversion ratio as noted in the table below and (ii) $2.50 in cash per share of William Lyon common stock. The following is a preliminary calculation of the purchase price.

(Dollars in thousands)	Unconverted William Lyon Homes Share Counts	Conversion Ratio	Converted William Lyon Homes Shares to Taylor Morrison Shares
Basic shares of common stock outstanding as of September 30, 2019	37,846,420	0.8000	30,277,136
Dilutive securities outstanding as of September 30, 2019	1,988,751	0.9055	1,800,814

Total diluted shares of common stock outstanding as of September 30, 2019	39,835,171		32,077,950

William Lyon Homes basic shares of common stock outstanding as of September 30, 2019	37,846,420
$2.50 per share of William Lyon common stock consideration	$2.50

Consideration attributable to cash	$94,616

Total William Lyon Homes diluted shares of common stock converted to Taylor Morrison shares of common stock outstanding as of September 30, 2019	32,077,950
Per share price of consideration	$23.69

Consideration attributable to Taylor Morrison common stock(1)	$759,927

Total purchase price	$854,543

(1)	A 1.0% increase or decrease in the stock price of Taylor Morrison common stock would increase or decrease the consideration by approximately $7.6 million and impact goodwill by a corresponding amount.

The following is a preliminary estimate of the fair value of William Lyon Homes’ assets to be acquired and the William Lyon Homes liabilities to be assumed by Taylor Morrison in the Merger, reconciled to the estimate of the purchase price. For purposes of this allocation only, Owned Inventory, deferred tax assets, and total debt reflect a preliminary estimate of fair value. All other assets and liabilities are presented at carrying value and are also subject to completion of the fair value analysis.

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(Dollars in thousands)
Total purchase price	$854,543
William Lyon Homes assets acquired:
Cash and cash equivalents	$44,882
Owned inventory	2,064,290
Real estate not owned	215,541
Land Deposits	136,549
Property and equipment and other assets, net	217,175
Deferred tax assets, net	87,440
Operating lease right of use assets	37,000
Goodwill	277,706

Total William Lyon Homes assets acquired	$3,080,583

William Lyon Homes liabilities assumed:
Accounts payable	$114,810
Accrued expenses and other liabilities	151,681
Operating lease liabilities	37,900
Income taxes payable	692
Total debt, net	1,569,017
Liabilities attributable to real estate not owned	215,541

Total William Lyon Homes liabilities assumed	$2,089,641

Minority interest in consolidated entities	136,398

William Lyon Homes net assets acquired	$854,543

4. Bridge Loan Financing

In connection with the Merger, Taylor Morrison obtained definitive financing commitments for a 364-day bridge loan, but does not expect to utilize the loan for financing the Merger. The loan is intended to be in place in the event Taylor Morrison is required to finance an offer to repurchase the acquired long-term debt securities of William Lyon Homes. Taylor Morrison has incurred $6.1 million in bridge loan fees which will be capitalized and amortized over a 12 month period. As Taylor Morrison does not expect to utilize the bridge loan, it is not reflected in the pro-forma information. The fees are non-recurring in nature and therefore are only presented in the pro-forma balance sheet.

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